

July 26, 2013

Via E-mail
Yuxiang Wu
Chief Financial Officer
Yanzhou Coal Mining Company Limited
298 Fushan South Road
Zoucheng, Shandong Province
People's Republic of China

> **Re: Yanzhou Coal Mining Company Limited**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed April 29, 2013**
> **File No. 001-14714**

Dear Mr. Wu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012

Item 4. Information on the Company, page 25
Assets Disposal of Tianhao Chemicals, page 26

1. Your disclosures on pages 26 and 73 state that the shareholders have approved your plan to publicly sell the methanol assets held by Tianhao Chemicals and the transaction is currently undergoing a sale procedure on the Shandong Property Right Exchange Center. It appears that these methanol assets met the definition as assets held for sale. Please tell us how you have considered the provisions under IFRS 5 in accounting and disclosing the methanol assets held by Tianhao Chemicals.

Business overview, page 27

2.   We note your refer to nine developmental-stage projects in China and Australia.
        Please clarify whether these development projects have proven and/or probable
        reserves and include these estimates in your reserve tables or include a statement that
        exploration activities are continuing on these properties and no reserves have been
        demonstrated to date.

Six Coal Mines, page 59

3.   Proven reserves presented in accordance with Industry Guide 7 may be combined
        with probable reserves only if the difference in the degree of assurance between the
        two classes of reserves cannot be readily defined. Absent this condition, proven and
        probable reserves should be segregated. Please modify all your reserve disclosure
        separating your proven reserves from your probable reserves or include a statement
        that the distinction between proven and/or probable reserve classifications cannot be
        readily determined or defined.

Beisu and Yangcun Coal Mines, page 61

4.   We note the proven and/or probable reserve tonnages are missing for the Beisu,
        Yangcun, Anyuan, and Wenyu mines. Please amend your filing and include the
        reserve tonnages for the operating mines.

Item 5. Operating and Financial Review and Prospects, page 74

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011, page 78

5.   We note your disclosure on page 78 that approximately one-third of the 94.1 million
        tons of coal sold in 2012 were purchased "from third parties for trading
        purposes." In future filings, to the extent material, please provide additional
        narrative and quantitative disclosure about your trading operations, including the
        terms under which you engage in trading activities, the nature of the counter-parties
        with whom you trade, and the reasons why and degree to which your trading of coal
        sourced from third parties contributed to your net income/loss for the periods
        covered by your financial statements. See Items 4.B and 5 to Form 20-F. As an
        example, please clarify the reasons why the cost of traded coal resulting from
        increased coal purchased from third parties—as opposed to internal production—
        resulted in a 63% increase in cost of sales. Please provide us with your proposed
        draft disclosure for future filings, based on your December 31, 2012 figures.

F. Tabular Disclosure of Contractual Obligations, page 91

6.   We note that loans pledged by machineries of RMB2,000 million and mining right compensation fee payable of RMB1,981 million as of December 31, 2012 are not included in the contractual obligation disclosure under this section. Please tell us why these obligations should not be presented as contractual obligations under Item 5(F) of Form 20-F.

Critical Accounting Policies, page 92

7.   We note your disclosure that the amortization of assets especially expensing of overburden removal costs is based on saleable coal production over the estimated economically recoverable reserves. Please describe more fully the assumptions used by management to estimate saleable coal production, run-of-mine (ROM) coal tonnes mined, the weighted average cost to remove a bank cubic metre (BCM) of waste, and clarify whether the change in estimates are reflected on a prospective basis.

Item 19. Exhibits, page 141

8.   The list of exhibits filed with your Form 20-F appears to be missing required items, such as your Articles of Association. In addition, it is unclear how you considered your filing obligations with respect to your outstanding long-term debt and material related party agreements. Please advise and, to the extent necessary, provide us with draft Item 19 disclosure for inclusion in future filings.

Item 18. Financial Statements
Notes to the Consolidated Financial Statements, page F-10

Note 1. General, page F-10
Acquisitions and establishment of major subsidiaries, page F-10

9.   We note that you acquired all the assets and liabilities of Beisu and Yangcu and their equity investments in several entities from Yankuang Group, your controlling shareholder, and its wholly owned subsidiary, Beisu Company. It appears that the transaction was accounted for as a business combination under IFRS 3. Please tell us how you evaluated the relationship (i.e., entities under common control, unrelated entities, etc) between you and Beisu Company prior to the transaction in determining your accounting. Please also provide reference to the authoritative accounting literature to support your accounting.

Note 4. Significant Accounting Policies, page F-17
Impairment other than goodwill, page F-22

10.   We note your policy that impairment of tangible and intangible assets is assessed at the cash-generating unit level. As there is significant judgment involved in making this determination, please provide the following information:
   a) clarify whether you are generally testing at the mining complex level or some other level of aggregation;
   b) provide your methodology for determining cash-generating units; and
   c) discuss how management monitors operations to identify independent cash-generating streams.
   Please provide us with draft disclosure of the revised policy note to be included in future filings.

Note 5. Accounting Judgments and Key Sources of Estimation Uncertainty, F-34

11.   We note that you recorded impairment charges of RMB226.9 million and RMB417.2 million to property, plant and equipment and intangible assets, respectively, in 2012. Please expand your disclosure in future filings to:
   a) Identify the line item(s) of the statement of comprehensive income in which those impairment charges are included.
   b) Describe the events and circumstances that led to the recognition of the impairment charges.
   c) Describe the nature of the asset or cash-generating unit being impaired.
   d) Describe the method and key assumptions you applied in your impairment analysis and the value assigned to the key assumptions.
   We refer you to the guidance at IAS 36 paragraphs 126 through 136. Please provide us with draft disclosure of your planned changes.

Note 27. Goodwill, F-60

12.   We note your disclosure that you recognized impairment loss on goodwill of RMB17.6 million in respect of goodwill arising from the acquisitions of Premier Coal and Wesfarmers Char. Please describe the events and circumstances that led to the recognition of impairment charges. Please provide us with draft disclosure to be included in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Jay Williamson at (202) 551-3393 or James Lopez, Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining